<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
     April 2007
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 2,
2007.
                                                           Issued: May 31, 2007
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                             INCEPTION-
                                                                                                              TO-DATE
                1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006    2007     RETURN
FUND             %       %    %    %    %      %       %     %       %      %     %      %     %       %         %
------------------------------------------------------------------------------------------------------------------------
Charter
 Campbell....    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1   (5.2)     24.1
                                                                  (3 mos.)                          (4 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect......   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5   (2.4)     69.7
              (10 mos.)                                                                             (4 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Graham......    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6   (5.2)     84.4
                                            (10 mos.)                                               (4 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter WCM..    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)  (3.5)     (1.5)
                                            (10 mos.)                                               (4 mos.)
------------------------------------------------------------------------------------------------------------------------

               COMPOUND
              ANNUALIZED
                RETURN
FUND              %
------------------------
Charter
 Campbell....    4.8
------------------------
Charter
 Aspect......    4.1
------------------------
Charter
 Graham......    7.8
------------------------
Charter WCM..   (0.2)
------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
April 2007
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of April 30, 2007 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $12.41   1.95%
                       ---------------------------------
                       Charter Aspect   $16.97   4.08%
                       ---------------------------------
                       Charter Graham   $18.44   5.95%
                       ---------------------------------
                       Charter WCM       $9.85   5.46%
                       ---------------------------------

  Detailed performance information for the Fund is located in the body of the financial report. (Note: all returns are net of all fees). We provide trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector chart indicates the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which the Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by the Fund to each sector will vary over time within a predetermined range. Below the chart is a description of the factors that influenced trading gains and trading losses within the Fund during the previous month.
  Effective April 3, 2007, Campbell & Company ("Campbell"), Trading Advisor to Charter Campbell announced the appointment of Ms. Teresa Becks to the position of President & Chief Executive Officer, succeeding Mr. Bruce Cleland, who will become Vice Chairman.
  Teresa Becks has been with Campbell as its Chief Financial Officer for 16 years, and a member of Campbell's Board of Directors for 13 years. Ms. Becks is also a former member of the Board of Directors of the Managed Funds
Association. Prior to joining Campbell, she was Vice President & Chief
Financial Officer of Bank Maryland Corp., a publicly held company. Ms. Becks started her professional career with Ernst & Young as a Certified Public Accountant.
  Bruce Cleland, who has been with Campbell since 1993, having served as President since 1994, and Chief Executive Officer since 1997, will become Vice Chairman of the firm and act in an advisory capacity to the Executive Committee.
  Kevin M. Heerdt, Director of Research & Chief Operating Officer, will continue to focus his efforts on Campbell's research and trading activities.
Mr. Heerdt joined Campbell in 2003 as co-head of Research, and was appointed Chief Operating Officer in 2005 and Head of Research in January 2007. Prior to joining Campbell, Mr. Heerdt spent 12 years with Moore Capital where he acted in several capacities including Managing Director and Chief Investments Officer.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Ave., 8/th/ Floor, New
York, NY 10017, or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
                      This page intentionally left blank.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                    [CHART]
                  Month ended April 30, 2007       YTD ended April 30, 2007
                  --------------------------       ------------------------
Currencies                     0.31%                          -3.08%
Interest Rates                -0.10%                          -2.19%
Stock Indices                  1.35%                           1.93%
Energies                       0.02%                          -1.02%
Metals                         0.33%                           0.12%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global stock index, metals, and currency sectors. These gains were partially offset by losses in the global interest rate futures markets. Trading results within the energy sector were essentially flat and had no material effect on overall Fund performance.
Within the global stock index sector, gains were recorded from long positions in European and U.S. equity index futures as prices increased amid strong corporate earnings and increased merger and acquisition activity. In addition, prices moved higher on strong U.S. retail sales data and optimism that future global trade imbalances will be reduced in the long-term.
Additional gains were experienced in the metals sector from long positions in copper futures as prices rose after the International Monetary Fund's strong global growth forecasts bolstered expectations that demand may increase this year. Copper prices were also pressured higher amid concerns that a labor dispute at the Grasberg mine in Indonesia, the worlds third largest copper mine, could reduce global supply.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Within the currency sector, gains were recorded from long positions in the British pound and New Zealand dollar versus the U.S. dollar as the value of the U.S. dollar weakened against these currencies on news that foreign investment in U.S. securities fell more than expected in February and U.S. industrial production declined in March. Additionally, the value of the British pound and New Zealand dollar moved higher on sentiment that the Bank of England and the Reserve Bank of New Zealand will raise interest rates multiple times this year in order to combat inflation in their countries. Elsewhere in the currency sector, gains were experienced from short positions in the Japanese yen versus the U.S. dollar as the value of Japanese yen weakened amid expectations that the strengthening global equity markets may give investors more confidence to buy higher-yielding assets financed with money borrowed in Japan, thereby continuing the carry-trade. In addition, the value of the Japanese yen declined after news that the Tankan survey was weaker than expected.
These gains were partially offset by losses recorded from both long and short positions in U.S. interest rate futures as prices moved without consistent direction throughout the month amid uncertainty regarding the future interest rate policy of the U.S. Federal Reserve. Smaller losses were experienced from long positions in Japanese interest rate futures as prices declined during the beginning of the month as strengthening global equity markets reduced demand for the "safe-haven" of fixed-income investments.
MORGAN STANLEY CHARTER ASPECT L.P.
                                    [CHART]
                     Month ended April 30, 2007       YTD ended April 30, 2007
                     --------------------------       ------------------------
Currencies                        2.18%                         1.89%
Interest Rates                    0.28%                        -1.10%
Stock Indices                     1.24%                         0.24%
Energies                          0.07%                        -1.77%
Metals                            1.09%                         0.47%
Agriculturals                    -0.59%                        -0.60%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the currency, global stock index, metals, global interest rate, and energy sectors. These gains were partially offset by losses in the agricultural markets.
Within the currency sector, gains were recorded from long positions in the euro and U.S. dollar versus the Japanese yen and the value of the Japanese yen weakened amid expectations that the strengthening global equity markets may give investors more confidence to buy higher-yielding assets financed with money borrowed in Japan, thereby continuing the carry-trade. In addition, the value of the Japanese yen declined after news that the Tankan survey was weaker than expected. Elsewhere in the currency sector, gains were experienced from long positions in the euro, Australian dollar, and British pound versus the
U.S. dollar as the value of the U.S. dollar weakened against these currencies on news that foreign investment in U.S. securities fell more than expected in February and U.S. industrial production declined in March.
Within the global stock index sector, gains were recorded from long positions in European, U.S., and Australian equity index futures as prices increased amid strong corporate earnings and increased merger and acquisition activity. In addition, prices moved higher on strong U.S. retail sales data and optimism that future global trade imbalances will be reduced in the long-term.
MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
Additional gains were experienced in the metals sector from long positions in copper, zinc, nickel, aluminum, and lead futures as base metal prices rose after the International Monetary Fund's strong global growth forecasts bolstered expectations that demand may increase this year. Copper prices were also pressured higher amid concerns that a labor dispute at the Grasberg mine in Indonesia, the worlds third largest copper mine, could reduce global supply. Within the global interest rate sector, gains were experienced from short positions in German and British interest rate futures as prices moved lower amid continued strength in the equity markets. In addition, German fixed-income prices weakened after the Ifo Institute stated that German business sentiment climbed to the second-highest on record in April and the confidence index for Germany was also better than expected. Meanwhile, prices of British interest rate futures fell after the U.K. consumer confidence index showed an unexpected increase in April.
Smaller gains were experienced in the energy sector from short positions in crude oil futures as prices moved lower on expectations of a rise in global stockpiles.
These gains were partially offset by losses recorded in the agricultural sector from long positions in cocoa futures as prices dropped amid increasing stockpiles and subsiding political tensions along the Ivory Coast. Elsewhere in the agricultural sector, losses were incurred from long positions in corn, soybeans, and soybean meal futures as prices declined amid speculation that healthy growing conditions may increase supplies in the summer. Lastly, short positions in wheat futures resulted in losses as prices reversed higher after freezing temperatures threatened the northern edge of the U.S. winter crop. MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
                   Month ended April 30, 2007       YTD ended April 30, 2007
                   --------------------------       ------------------------
Currencies                      5.28%                         1.99%
Interest Rates                  0.24%                        -2.67%
Stock Indices                   0.69%                        -1.07%
Energies                       -0.01%                        -1.66%
Metals                          0.07%                        -0.76%
Agriculturals                  -0.09%                        -0.15%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the currency, global stock index, global interest rate, and metals sectors. These gains were partially offset by losses in the agricultural markets. Trading results within the energy sector were essentially flat and had no material effect on overall Fund performance.
Within the currency sector, gains were recorded from long positions in the New Zealand dollar, euro, Australian dollar, Canadian dollar, Indian rupee, Columbian peso, Turkish lira, Hungarian forint, and Brazilian real versus the U.S. dollar as the value of the U.S. dollar weakened against these currencies on news that foreign investment in U.S. securities fell more than expected in February and U.S. industrial production declined in March. Additionally, the value of the New Zealand dollar moved higher on sentiment that the Reserve Bank of New Zealand will raise interest rates multiple times this year in order to combat inflation. Elsewhere in the currency sector, gains were experienced from long positions in the euro and Australian dollar versus the Japanese yen as the value of Japanese yen weakened amid expectations that the strengthening global equity markets may give investors more confidence to buy higher-yielding assets financed with money borrowed in Japan, thereby continuing the carry-trade. In addition, the value of the Japanese yen declined after news that the Tankan survey was weaker than expected.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Additional gains were experienced in the global stock index sector from long futures positions in European and U.S. equity index futures as prices increased amid strong corporate earnings and increased merger and acquisition activity.
In addition, prices moved higher on strong U.S. retail sales data and optimism that future global trade imbalances will be reduced in the long-term.
Within the global interest rate sector, gains were experienced from short positions in German and British interest rate futures as prices moved lower amid continued strength in the equity markets. In addition, German fixed-income prices weakened after the Ifo Institute stated that German business sentiment climbed to the second-highest on record in April and the confidence index for Germany was also better than expected. Meanwhile, prices of British interest rate futures fell after the U.K. consumer confidence index showed an unexpected increase in April.
Smaller gains were experienced in the metals sector from long positions in copper futures as prices rose after the International Monetary Fund's strong global growth forecasts bolstered expectations that demand may increase this year. Copper prices were also pressured higher amid concerns that a labor dispute at the Grasberg mine in Indonesia, the worlds third largest copper mine, could reduce global supply.
These gains were partially offset by losses recorded in the agricultural sector from short positions in wheat futures as prices reversed higher after freezing temperatures threatened the northern edge of the U.S. winter crop.
MORGAN STANLEY CHARTER WCM L.P.
                                    [CHART]
                     Month ended April 30, 2007    YTD ended April 30, 2007
                     --------------------------    ------------------------
Currencies                          2.61%                      1.78%
Interest Rates                      0.31%                     -3.98%
Stock Indices                       2.41%                      1.11%
Energies                            0.11%                      0.14%
Metals                              0.42%                      0.67%
Agriculturals                      -0.19%                     -1.01%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the currency, global stock index, metals, global interest rate, and energy sectors. These gains were partially offset by losses in the agricultural markets.
Within the currency sector, gains were recorded from long futures positions the euro, U.S. dollar, and British pound versus the Japanese yen as the value of the Japanese yen weakened against its major rivals amid expectations that the strengthening global equity markets may give investors more confidence to buy higher-yielding assets financed with money borrowed in Japan, thereby continuing the carry-trade. In addition, the value of the Japanese yen declined after news that the Tankan survey was weaker than expected. Elsewhere in the currency sector, gains were experienced from long positions in the euro,
British pound, Australian dollar, Polish zloty, and New Zealand dollar versus the U.S. dollar as the value of the U.S. dollar weakened against these currencies on news that foreign investment in U.S. securities fell more than expected in February and U.S. industrial production declined in March. Additional gains were experienced in the global stock index sector from long futures positions in European and U.S. equity index futures as prices increased amid strong corporate earnings and increased merger and acquisition activity.
In addition, prices moved higher on strong U.S. retail sales data and optimism that future global trade imbalances will be reduced in the long-term.
MORGAN STANLEY CHARTER WCM L.P.
(continued)
Within the metals complex, long positions in nickel and copper futures recorded gains as prices increased after the International Monetary Fund's strong global growth forecasts bolstered sentiment that global demand for base metals may increase this year. Additionally, copper prices increased amid concerns that a labor dispute at the Grasberg mine in Indonesia, the worlds third largest copper mine, could reduce global supply. Elsewhere in the metals markets, gains were experienced from long positions in gold futures as prices moved higher due to weakness in the U.S. dollar.
Within the global interest rate sector, gains were experienced from short positions in German and British interest rate futures as prices moved lower amid continued strength in the equity markets. In addition, German fixed-income prices weakened after the Ifo Institute stated that German business sentiment climbed to the second-highest on record in April and the confidence index for Germany was also better than expected. Meanwhile, prices of British interest rate futures fell after the U.K. consumer confidence index showed an unexpected increase in April.
Within the energy markets, long futures positions in gasoline experienced gains as prices moved higher amid concerns of supply shortages going into the U.S. summer driving season. Elsewhere in the energy sector, smaller gains were experienced from short positions in crude oil futures as prices moved lower in the middle of the month on expectations of a rise in global stockpiles.
These gains were partially offset by losses recorded in the agricultural sector from long positions in corn, soybeans, and soybean meal futures as prices declined amid speculation that healthy growing conditions may increase domestic supplies in the summer.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED APRIL 30, 2007 (UNAUDITED)

                                    MORGAN STANLEY              MORGAN STANLEY             MORGAN STANLEY
                                 CHARTER CAMPBELL L.P.       CHARTER ASPECT L.P.         CHARTER GRAHAM L.P.
                              --------------------------  -------------------------  --------------------------
                                           PERCENTAGE OF              PERCENTAGE OF               PERCENTAGE OF
                                           APRIL 1, 2007              APRIL 1, 2007               APRIL 1, 2007
                                             BEGINNING                  BEGINNING                   BEGINNING
                                AMOUNT    NET ASSET VALUE   AMOUNT   NET ASSET VALUE   AMOUNT    NET ASSET VALUE
                              ----------  --------------- ---------  --------------- ----------  ---------------
                                  $              %            $             %            $              %
INVESTMENT INCOME
  Interest income (Note 2)     1,485,483        .41         506,372        .42        1,547,412        .43
                              ----------       ----       ---------       ----       ----------       ----
EXPENSES
  Brokerage fees (Note 2)      1,794,714        .50         609,183        .50        1,818,722        .50
  Management fees (Note 2&3)     792,665        .22         203,061        .17          606,240        .17
                              ----------       ----       ---------       ----       ----------       ----
   Total Expenses              2,587,379        .72         812,244        .67        2,424,962        .67
                              ----------       ----       ---------       ----       ----------       ----
NET INVESTMENT LOSS           (1,101,896)      (.31)       (305,872)      (.25)        (877,550)      (.24)
                              ----------       ----       ---------       ----       ----------       ----
TRADING RESULTS
Trading profit (loss):
  Realized                     1,499,812        .42       5,579,296       4.58        4,284,398       1.18
  Net change in unrealized     6,609,184       1.84        (302,204)      (.25)      18,249,177       5.01
                              ----------       ----       ---------       ----       ----------       ----
   Total Trading Results       8,108,996       2.26       5,277,092       4.33       22,533,575       6.19
                              ----------       ----       ---------       ----       ----------       ----
NET INCOME                     7,007,100       1.95       4,971,220       4.08       21,656,025       5.95
                              ==========       ====       =========       ====       ==========       ====

                                    MORGAN STANLEY
                                   CHARTER WCM L.P.
                              -------------------------
                                          PERCENTAGE OF
                                          APRIL 1, 2007
                                            BEGINNING
                                AMOUNT   NET ASSET VALUE
                              ---------  ---------------
                                  $             %
INVESTMENT INCOME
  Interest income (Note 2)      222,690        .40
                              ---------       ----
EXPENSES
  Brokerage fees (Note 2)       279,198        .50
  Management fees (Note 2&3)     93,066        .17
                              ---------       ----
   Total Expenses               372,264        .67
                              ---------       ----
NET INVESTMENT LOSS            (149,574)      (.27)
                              ---------       ----
TRADING RESULTS
Trading profit (loss):
  Realized                     (205,128)      (.37)
  Net change in unrealized    3,404,330       6.10
                              ---------       ----
   Total Trading Results      3,199,202       5.73
                              ---------       ----
NET INCOME                    3,049,628       5.46
                              =========       ====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED APRIL 30, 2007 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                 ------------------------------------- ------------------------------------ -------------------------------------
                      UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT
                 --------------  -----------  -------- -------------  -----------  -------- --------------  -----------  --------
                                      $          $                         $          $                          $          $
Net Asset Value,
 April 1, 2007   29,482,269.191  358,942,701   12.17   7,473,522.972  121,836,557   16.30   20,898,476.157  363,744,383   17.41
Net Income             --          7,007,100     .24         --         4,971,220     .67         --         21,656,025    1.03
Redemptions        (509,548.906)  (6,323,502)  12.41    (128,269.418)  (2,176,732)  16.97     (513,610.849)  (9,470,984)  18.44
Subscriptions          --             --        --        82,364.372    1,397,723   16.97      139,463.027    2,571,698   18.44
                 --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 April 30, 2007  28,972,720.285  359,626,299   12.41   7,427,617.926  126,028,768   16.97   20,524,328.335  378,501,122   18.44
                 ==============  ===========           =============  ===========           ==============  ===========

                           MORGAN STANLEY
                          CHARTER WCM L.P.
                 -----------------------------------
                     UNITS        AMOUNT    PER UNIT
                 -------------  ----------  --------
                                    $          $
Net Asset Value,
 April 1, 2007   5,976,512.474  55,839,658    9.34
Net Income             --        3,049,628     .51
Redemptions        (96,483.252)   (950,360)   9.85
Subscriptions      314,109.560   3,093,979    9.85
                 -------------  ----------
Net Asset Value,
 April 30, 2007  6,194,138.782  61,032,905    9.85
                 =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIL"). MS&Co. acts as the counterparty on all trading of foreign currency forward contracts. For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all trading of options on foreign currency forward contracts. Demeter, MS&Co., MSIL, and MSCG are wholly-owned subsidiaries of Morgan Stanley.
  Effective April 13, 2007, Morgan Stanley & Co. International Limited was renamed to Morgan Stanley & Co. International plc.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. credits each Partnership with interest income on 100% of its average daily funds held at MS&Co. and MSIL to meet margin requirements at a rate approximately equivalent to what the commodity brokers pay other similar customers on margin deposits. In addition, MS&Co. credits monthly each Partnership with interest income on 100% of such Partnership's assets not deposited as margin at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during the month. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their Units among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the
Limited Partnership Agreements) without paying additional charges.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to MS&Co. as described in Note 1. Each Partnership's cash is on deposit with MS&Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in Note 1.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits paid on a monthly basis.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each trading advisor beginning December 1, 2006 without regard to any losses incurred by the prior trading advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.
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